Filed by Broadcom Cayman L.P.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Qualcomm Incorporated
(Commission File No. 000-19528)

In Letter to Congress, Broadcom Pledges to Make the U.S. the Global Leader in 5G

Pledges Cooperation With U.S. Government, Creation of $1.5 Billion Fund To Ensure U.S. Leadership in Future Wireless Technology

Responds to Misconceptions Concerning Proposed Broadcom-Qualcomm Combination

SAN JOSE, Calif. – March 9, 2018 – Broadcom Limited (NASDAQ: AVGO) (“Broadcom”) today released the following letter to Members of Congress regarding its offer to acquire Qualcomm Incorporated (NASDAQ: QCOM) (“Qualcomm”):

Dear Member of Congress:

We appreciate your interest in our offer to acquire Qualcomm Incorporated and would like to take this opportunity to respectfully address a number of issues with regard to this transaction and its potential impact.

Much of the recent communication about our acquisition has centered on concerns about the future development of 5G technology. To make it clear that we are steadfast in our support of 5G development, I recently made this public pledge: Broadcom is committed to making the United States the global leader in 5G. Any notion that a combined Broadcom-Qualcomm would slash funding or cede leadership in 5G is completely unfounded. We have a proven track record of investing in and growing core franchises in the companies we acquire. In the case of Qualcomm, this will be 5G cellular. We are fully committed to making the United States the global leader in 5G by focusing resources and strengthening leadership in this area. We also will work closely with the United States government as we drive to achieve and sustain this global leadership in 5G and beyond.

Consistent with that commitment, Broadcom is also pledging to create a new $1.5 billion fund with a focus on innovation to train and educate the next generation of RF engineers in the United States. This will ensure America’s continued leadership in future wireless technology.

In addition, Broadcom will not sell any critical national security assets to any foreign companies. Of course, any dispositions of assets to foreign buyers would be themselves subject to CFIUS review.

The reality is that right now, Qualcomm faces a number of challenges that hamper its role in developing 5G. One is that it has been funding its R&D with licensing revenue derived from predatory and anticompetitive practices that have put it at odds with customers and antitrust regulators around the world. There is no truth to Qualcomm’s argument that its anticompetitive licensing practices are needed to fund a robust R&D effort. None of the industry’s other great innovators violate the law in order to finance their R&D. In recent years, Qualcomm also has seen significant revenue declines during a period of strong industry growth and has underperformed its peers in revenue, gross profit and net income.

In sharp contrast, Broadcom funds our R&D through lawful practices, and has a rich and ongoing legacy of innovation, which drives its leading core franchises and delivers shareholder returns that are eight times those of Qualcomm over the past five years.

Second, I want to make it clear that Broadcom is today in every important respect an American company. We are built on the roots of several innovative and leading United States technology companies including Hewlett-Packard, AT&T, Broadcom Corporation and Brocade Communications Systems. Broadcom is led by an executive team of American citizens and a Board of Directors made up of nearly all American citizens. Ninety percent of Broadcom’s shareholders are in the United States; in fact, we are largely owned by the same United States institutional investors that own Qualcomm. More than half of Broadcom’s total workforce is in the United States, across more than 25 states, including Texas, Colorado, California and Pennsylvania. When we complete our acquisition of Qualcomm, we expect to have more than 25,000 employees in the United States, working to make Broadcom the leading communication semiconductor company in the world.

The company is currently managed from its headquarters in San Jose, California. Today, we are in the final stages of redomiciling to the United States, and expect this process will be completed no later than May 6, 2018. From our base here, each year we will invest $3 billion in research and engineering and $6 billion in manufacturing, resulting in more high-paying tech jobs in the United States. Due to this move, we will also pay hundreds of millions of dollars in additional taxes to the United States. This is the right move because Broadcom is an American company in all respects but its legal domicile.

The bottom line is that a combined, American Broadcom-Qualcomm will be a more focused and stronger champion for sustained United States leadership in 5G than a standalone Qualcomm, an outcome that strongly supports America’s national security interests.

If you have any questions or would like to discuss this important matter further, please let me know. We want to be as cooperative as possible in this process.

Sincerely,

/s/ Hock Tan

Hock Tan

President and Chief Executive Officer

CC: Senator John Cornyn (R-TX)

Senator Tom Cotton (R-AR)

Senator Richard Burr (R-NC)

Senator Mark Warner (D-VA)

Representative Adam Schiff (CA-28)

Representative Devin Nunes (CA-22)

Representative Duncan Hunter (CA-50)

Representative Doug Collins (GA-09)

Representative Juan Vargas (CA-51)

Representative Liz Cheney (WY-AL)

Representative Mike Coffman (CO-06)

Representative Mike Conaway (TX-11)

Representative Mike Gallagher (WI-08)

Representative Mike Rogers (AL-03)

Representative Scott Peters (CA-52)

Moelis & Company LLC, Citi, Deutsche Bank, J.P. Morgan, BofA Merrill Lynch, Morgan Stanley and Wells Fargo Securities are acting as financial advisors to Broadcom. Wachtell, Lipton, Rosen & Katz, Latham & Watkins LLP, Simpson Thacher & Bartlett LLP and O’Melveny & Myers LLP are acting as legal counsel.

About Broadcom

Broadcom Limited is a leading designer, developer and global supplier of a broad range of digital and analog semiconductor connectivity solutions. Broadcom Limited’s extensive product portfolio serves four primary end markets: wired infrastructure, wireless communications, enterprise storage and industrial & other. Applications for our products in these end markets include enterprise and data center networking, home connectivity, set-top boxes, broadband access, telecommunication equipment, smartphones and base stations, data center servers and storage systems, factory automation, power generation and alternative energy systems, and electronic displays.

Cautionary Note Regarding Forward-Looking Statements

This announcement contains forward-looking statements (including within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended) concerning Broadcom. These statements include, but are not limited to, statements that address our expected future business and financial performance and statements about (i) the proposed transaction involving Broadcom and Qualcomm and the expected benefits of the proposed transaction, (ii) the expected benefits of acquisitions, (iii) our plans, objectives and intentions with respect to future operations and products, (iv) our competitive position and opportunities, (v) the impact of acquisitions on the market for our products, and (vi) other statements identified by words such as “will”, “expect”, “believe”, “anticipate”, “estimate”, “should”, “intend”, “plan”, “potential”, “predict”, “project”, “aim”, and similar words, phrases or expressions. These forward-looking statements are based on current expectations and beliefs of the management of Broadcom, as well as assumptions made by, and information currently available to, such management, current market trends and market conditions and involve risks and uncertainties, many of which are outside Broadcom’s and management’s control, and which may cause actual results to differ materially from those contained in forward-looking statements. Accordingly, you should not place undue reliance on such statements.

Particular uncertainties that could materially affect future results include risks associated with our proposal to acquire Qualcomm, including: (i) uncertainty regarding the ultimate outcome or terms of any possible transaction between Broadcom and Qualcomm, including as to whether Qualcomm will cooperate with us regarding the proposed transaction, (ii) the effects of the announcement of the proposed transaction on the ability of Broadcom and Qualcomm to retain customers, to retain and hire key personnel and to maintain favorable relationships with suppliers or customers, (iii) the timing of the proposed transaction, (iv) the ability to obtain regulatory approvals and satisfy other closing conditions to the completion of the proposed transaction (including shareholder approvals), and (v) other risks related to the completion of the proposed transaction and actions related thereto; any loss of our significant customers and fluctuations in the timing and volume of significant customer demand; our dependence on contract manufacturing and outsourced supply chain; our dependency on a limited number of suppliers; any acquisitions we may make, such as delays, challenges and expenses associated with receiving governmental and regulatory approvals and satisfying small number of markets and the rate of growth in these markets; dependence on and risks associated with distributors of our products; dependence on senior management; quarterly and annual fluctuations in our operating results; global economic conditions and concerns; our proposed redomiciliation of our ultimate parent company to the United States; our competitive performance and ability to continue achieving design wins with our customers, as well as the timing of any design wins; prolonged disruptions of our or our contract manufacturers’ manufacturing facilities or other significant operations; our ability to improve our manufacturing efficiency and quality; our dependence on outsourced service providers for certain key business services and their ability to execute to our requirements; our ability to maintain or improve gross margin; our overall cash tax costs, legislation that may impact our overall cash tax costs and our ability to maintain tax concessions in certain jurisdictions; our ability to protect our intellectual property and the unpredictability of any associated litigation expenses; any expenses or reputational damage associated with resolving customer product warranty and indemnification claims; cyclicality in the semiconductor industry or in our target markets; our ability to sell to new types of customers and to keep pace with technological advances; market acceptance of the end products into which our products are designed; and other events and trends on a national, regional and global scale, including those of a political, economic, business, competitive and regulatory nature.

Our filings with the Securities and Exchange Commission (“SEC”), which you may obtain for free at the SEC’s website at http://www.sec.gov, discuss some of the important risk factors that may affect our business, results of operations and financial condition. We undertake no intent or obligation to publicly update or revise any of these forward looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a proposal which Broadcom has made for an acquisition of Qualcomm and Broadcom’s intention to solicit proxies for the election of Broadcom nominees to the Qualcomm Board and certain other proposals at Qualcomm’s 2018 annual meeting of shareholders. Broadcom filed a definitive proxy statement with the SEC on January 5, 2018 in connection with the solicitation of proxies for Qualcomm’s 2018 annual meeting of shareholders and may file other proxy solicitation materials in connection therewith. Broadcom has also commenced mailing its definitive proxy statement to Qualcomm shareholders.

In addition, in furtherance of the acquisition proposal and subject to future developments, Broadcom (and, if a negotiated transaction is agreed, Qualcomm) may file one or more registration statements, proxy statements, tender offer statements or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, tender offer statement, prospectus or other document Broadcom and/or Qualcomm may file with the SEC in connection with the proposed transaction.

Investors and security holders of Broadcom and Qualcomm are urged to read the proxy statement(s), registration statement(s), tender offer statement(s), prospectus(es) and/or other documents filed with the SEC carefully in their entirety if and when they become available as they will contain important information about the proposed transaction and solicitation. Any definitive proxy statement(s) or prospectus(es) (if and when available) will be mailed to shareholders of Broadcom and/or Qualcomm, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Broadcom through the web site maintained by the SEC at http://www.sec.gov.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in Solicitation

Broadcom, certain of its subsidiaries, its directors and executive officers, other members of management and employees and the nominees described above may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction, including with respect to Qualcomm’s 2018 annual meeting of shareholders. You can find information about Broadcom’s executive officers and directors in Broadcom’s definitive proxy statement filed with the SEC on February 20, 2018. Information about the Broadcom nominees is included in the definitive proxy statement that Broadcom has filed with the SEC. Additional information regarding the interests of such potential participants is included or will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed or to be filed with the SEC if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website http://www.sec.gov.

Investors:

Ashish Saran

Broadcom Limited

Investor Relations

408-433-8000

investor.relations@broadcom.com

Or

Tom Germinario / Rick Grubaugh

D.F. King & Co., Inc.

212-269-5550

Media:

Joele Frank / Steve Frankel / Andi Rose

Joele Frank, Wilkinson Brimmer Katcher

212-355-4449